Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1) (2) (3)	210,684	$69,099	$102,281	$59,771	$52,554
Add:
Distributed income of unconsolidated joint ventures	12,137	9,586	5,853	1,005	499
Amortization of capitalized interest	635	517	513	509	507
Interest expense	54,188	57,931	51,616	49,814	45,382
Portion of rent expense - interest factor	2,261	2,119	2,078	1,908	1,938
Total earnings	279,905	139,252	162,341	113,007	100,880

Fixed charges:
Interest expense	54,188	57,931	51,616	49,814	45,382
Capitalized interest and capitalized amortization of debt issue costs	3,791	5,318	1,628	1,233	413
Portion of rent expense - interest factor	2,261	2,119	2,078	1,908	1,938
Total fixed charges	$60,240	$65,368	$55,322	$52,955	$47,733

Ratio of earnings to fixed charges	4.6	2.1	2.9	2.1	2.1

Earnings:
Income before equity in earnings of unconsolidated joint ventures, noncontrolling interests(1) (2) (3)	$210,684	$69,099	$102,281	$59,771	$52,554
Add:
Distributed income of unconsolidated joint ventures	12,137	9,586	5,853	1,005	499
Amortization of capitalized interest	635	517	513	509	507
Interest expense	54,188	57,931	51,616	49,814	45,382
Portion of rent expense - interest factor	2,261	2,119	2,078	1,908	1,938
Total Earnings	279,905	139,252	162,341	113,007	100,880

Fixed charges and preferred share dividends:
Interest expense	54,188	57,931	51,616	49,814	45,382
Capitalized interest and capitalized amortization of debt issue costs	3,791	5,318	1,628	1,233	413
Portion of rent expense - interest factor	2,261	2,119	2,078	1,908	1,938

Total combined fixed charges and preferred share dividends	$60,240	$65,368	$55,322	$52,955	$47,733

Ratio of earnings to combined fixed charges and preferred share dividends	4.6	2.1	2.9	2.1	2.1

(1)
For the year ended December 31, 2015, income from continuing operations and net income include a gain of approximately $120.4 million on the sale of our equity interest in the Wisconsin Dells joint venture and on the sale of our Kittery I & II, Tuscola, West Branch and Barstow outlet centers.

(2)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2014 includes a $7.5 million gain on the sale of our Lincoln City outlet center and a $13.1 million loss on early extinguishment of debt related to the early redemption of senior notes due November 2015.

(3)
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2013, includes a $26.0 million gain on a previously held interest in an acquired joint venture.